Exhibit 99.1
Caesarstone Acquires Omicron

– Premier Stone Supplier Enhances Go-to-Market Approach and Vertical Integration in Attractive U.S. Markets –

MP MENASHE, Israel – January 6, 2020 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today announced it has acquired Omicron Granite and Tile (“Omicron”), a premier stone supplier operating 16 locations across Florida, Ohio and Louisiana. Omicron enhances Caesarstone’s existing network with strategically located distribution centers throughout advantageous U.S. markets.

Yuval Dagim, Chief Executive Officer commented, “We view accretive M&A as a valuable resource to accelerate our global growth. Omicron represents our second acquisition in the last several months, and is directly aligned with our strategic pillar of global footprint expansion, to provide better service to our customers while improving our logistical efficiency. As we integrate Omicron, we expect to further leverage Caesarstone’s existing sales force and world renowned brand to enhance our customer reach and capture additional market share in several attractive U.S. regions.”

Under the terms of the transaction, Caesarstone acquired Omicron for an enterprise value of approximately $27 million, including approximately $6 million of net debt. On a pro forma basis, Omicron was profitable and would have contributed over $50 million in revenue to the Company’s 2020 results.

About Caesarstone
Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered stone countertops, used in residential and commercial buildings. Our products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in diverse countertop applications, marked by inherent longevity. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the Caesarstone product collections are available: Classico, Supernatural, Metropolitan and Outdoor. For more information please visit our website: www.caesarstone.com.

About Omicron
Based in Pompano Beach, Florida, Omicron Granite & is a market leading supplier of quartz and stone surfaces and owns and operates sixteen showrooms and indoor warehouses in Miami, Pompano Beach, West Palm Beach, Orlando, Fort Myers, Naples, Tampa, Sarasota, Melbourne, Jacksonville, and Panama City Beach in Florida, Mobile in Alabama, New Orleans in Louisiana, Cincinnati, Cleveland, and Columbus in Ohio, and its newest location in Detroit, Michigan.

Forward-Looking Statements
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiative and its projected results of operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, the global economy and the Company’s business and results of operations; the ability of the company to realign aspects of its business based on the business optimization initiative, the strength of the home renovation and construction sectors; intense competitive pressures; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with exposure to silica dust; manufacturing of existing products and managing required changes in production and supply chain; economic conditions within any of our key existing markets  changes in raw material prices; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 277-1237